EXHIBIT 12

THE LIMITED, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands except ratio amounts)

	Thirty-nine Weeks Ended
	October 28, 2000		October 30, 1999
Adjusted Earnings

Pretax earnings	$ 338,754		$ 274,295

Portion of minimum rent ($489,518 in 2000 and $524,857 in 1999) representative of interest	163,173		174,952

Interest on indebtedness	41,505		57,361

Minority interest	33,667		28,566

Total earnings as adjusted	$ 577,099		$ 535,174

Fixed Charges

Portion of minimum rent representative of interest	$ 163,173		$ 174,952

Interest on indebtedness	41,505		57,361

Total fixed charges	$ 204,678		$ 232,313

Ratio of earnings to fixed charges	2.82	x	2.30	x